UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

Commission File Number: 001-36532

Sphere 3D Corp.

240 Matheson Blvd. East
Mississauga, Ontario, Canada, L4Z 1X1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. [    ] Form 20-F [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [    ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The information contained in this Form 6-K is incorporated by reference into, or as additional exhibits to, as applicable, the registrant's outstanding registration statements.

Registered Direct Placements

Sphere 3D Corp. (the “Company”) has entered into subscription and purchase agreements (the “Subscription Agreements”) with certain investors party thereto (the “Investors”) pursuant to which the Company agreed to issue to the Investors, in the aggregate, 2,880,000 of the Company’s common shares, no par value per share (the “Common Shares”), warrants (the “Canadian Warrants”) exercisable to purchase up to 1,380,000 Common Shares, and warrants (the “Fund Warrants” and together with the Canadian Warrants, the “Warrants”) exercisable to purchase up to 1,500,000 Common Shares, for an aggregate offering price of approximately U.S.$5.76 million (the “Offering”). Pursuant to the Subscription Agreements, the purchase price for one common share (a “Purchased Common Share”) and a Warrant to purchase one common share (the “Warrant Shares”) is U.S.$2.00 (the “Purchase Price”). Each Warrant has an initial exercise price of U.S.$2.50 per Warrant Share. The Warrants are immediately exercisable and have a five year term. The Subscription Agreements were signed on November 30, 2015. The issuance and sale of the Purchased Common Shares and Warrants is expected to close on or about December 4, 2015.

If the Company, at any time while the Fund Warrants are outstanding, effects a variable rate transaction (as defined in the Subscription Agreement pursuant to which the Fund Warrants were issued) and the issue price, conversion price or exercise price per share applicable thereto is less than the exercise price then in effect for the Fund Warrants, then the exercise price of the Fund Warrants shall be reduced to equal such price. For a period of one year from the date of the Subscription Agreement, the Company may not enter into a variable rate transaction without the purchaser’s consent. In addition, if as of the 180 day anniversary of the date of the Subscription Agreements, the quotient of (x) the sum of the volume weighted average price of the Common Shares for each trading day during the five (5) consecutive trading days ending and including the trading day immediately preceding the such date, divided by (y) five (5) is less than the exercise price then in effect, the exercise price of the Fund Warrants shall be adjusted to the such price.

The foregoing descriptions of the Subscription Agreements and the Warrants do not purport to be complete and are qualified in their entirety by reference to each of the Subscription Agreement, the Canadian Warrants, and the Fund Warrants, the forms of which are attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, and incorporated herein by reference.

All Purchased Common Shares and Warrants were offered and sold by the Company in connection with a Registration Statement on Form S-3 (File No. 333-206357) filed by the Company with the Securities and Exchange Commission on August 27, 2015, the prospectus dated August 27, 2015 included therein, and the prospectus supplement thereto dated December 1, 2015.

First Amendment to 8% Senior Secured Convertible Debenture

The Company has entered into an amendment to its 8% Senior Secured Convertible Debenture with FBC Holdings S.A.R.L. (“FBC”). Pursuant to this amendment and on the condition that the Company provides to FBC subscription agreements evidencing the raise by the Company of at least $2,750,000 (the “Raise”) in immediately available funds through the issuance of common shares and/or warrants (i) FBC will make a loan to the Company of an additional $5,000,000 pursuant to the terms of the Company’s revolving credit agreement with FBC upon the Company’s request, (ii) the Company will then reduce the conversion price for the entire principal of the debenture to $3.00 per common share, (iii) if the maturity date of the Company’s Silicon Valley Bank credit facility is extended beyond its current maturity date (which would automatically cause the extension of the loans made pursuant to the Company’s revolving credit agreement with FBC), the Company will issue warrants to FBC to purchase up to 500,000 common shares at a price per share equal to 110% of the closing price of the common shares on The NASDAQ Global Market immediately prior to the date of any such extension and (iv) any failure to complete the Raise prior to December 15, 2015 will constitute a default under the debenture.

Amendment to August Purchase Agreement

On September 22, 2015, as initially reported in our Report on Form 6-K filed with the Commission on October 7, 2015, we entered into an amendment (the “Amendment”) amending that certain purchase agreement, by and between the Company and an investor, dated as of August 10, 2015 (the “Purchase Agreement”), pursuant to which the Company amended certain price protection provisions in the Purchase Agreement. Such price protection provisions will be triggered as a result of the closing of the transactions contemplated by the Subscription Agreements, and as a result, we will be required to issue an additional 141,631 common shares under the Purchase Agreement and the Warrants issued under the Purchase Agreement will become exercisable for an additional 141,631 common shares. The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Second Amendment, the form of which is attached hereto as Exhibit 99.6 and incorporated herein by reference.

SUBMITTED HEREWITH

Exhibits

99.1	Form of Subscription Agreement

99.2	Form of Canadian Warrant

99.3	Form of Securities Purchase Agreement

99.4	Form of Fund Warrant

99.5	Form of First Amendment to 8% Senior Secured Convertible Debenture

99.6	Amendment to Purchase Agreement

99.7	News Release dated December 1, 2015

This Form 6-K contains forward-looking statements that involve risks, uncertainties, and assumptions that are difficult to predict. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of risks and uncertainties including, without limitation, unforeseen changes in the Company’s ability to close the direct sales and receive the anticipated proceeds; and other risks detailed from time to time in the Company’s periodic reports contained in the Company’s Annual Information Form and other filings with Canadian securities regulators (www.sedar.com) and periodic reports filed with the United States Securities and Exchange Commission (the “SEC”) (www.sec.gov), and risks detailed in the Form F-4/A relating to the Company’s merger with Overland Storage filed with the SEC. The Company undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPHERE 3D CORP.

Date: December 1, 2015	/s/ Kurt Kalbfleisch
Name: Kurt Kalbfleisch
Title: Chief Financial Officer